

January 30, 2013

Via E-mail
Mr. William E. Keitel
Executive Vice President and Chief Financial Officer
QUALCOMM Incorporated
5775 Morehouse Drive
San Diego, CA 92121-1714

> **Re: QUALCOMM Incorporated**
> **Form 10-K for the fiscal year ended September 30, 2012**
> **Filed November 7, 2012**
> **File No. 0-19528**

Dear Mr. Keitel:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Note 2. Composition of Certain Financial Statement Items, page F-13

Assets and Liabilities Held for Sale and Related Noncontrolling Interests, page F-15

1. Please tell us the conditions that are required to be met for Bharti's ownership interest to increase over time to 100% and the factors you considered in concluding that you expect such conditions to be met for Bharti to assume complete ownership of the BWA subsidiaries by end of December 2014. In addition, tell us the factors you considered in concluding that it is probable that the BWA subsidiaries will be deconsolidated within one year of the balance sheet date. Further, tell us the factors you considered in concluding that separate presentation of the BWA subsidiaries results of operations are not required in your consolidated results of operations or in this note. Refer to your basis in the accounting literature.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director